EXHIBIT 4b
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                       BRISTOL-MYERS SQUIBB COMPANY

                       RIGHTS AGREEMENT CERTIFICATE




   The Rights Agreement, dated December 4, 1987, between Bristol-Myers Squibb Company and Manufacturers Hanover Trust Company, as amended, provides that a certificate be filed in certain situations. The certificate is as follows:


   On December 4, 1996, the Board of Directors of Bristol-Myers Squibb Company (the "Company") declared a two-for-one split in the form of a stock dividend entitling the holders of record at the close of business on February 7, 1997, of the Company's Common Stock, par value $.10 per share ("Common Stock"), to an additional share of Common Stock for each share owned as of such date. This dividend became effective on February 7, 1997, and the distribution date for the new shares of Common Stock is February 28, 1997.

   Pursuant to the Rights Agreement of the Company dated as of December 4, 1987, as amended, (the "Rights Agreement"), the Company had distributed a Right to the holder of each share of Common Stock. Each Right initially represents the right of the holder thereof to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock, par value $1.00 per share. As a result of and subsequent to the special dividend described above, the holder of each share of Common Stock will be entitled to one-half of a Right, all as more fully described in the Rights Agreement. Until the occurrence of certain events (as described in the Rights Agreement) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates.



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